First Quarter 2016 Earnings Release

BMO Financial Group Reports Net Income of $1.1 Billion for the First Quarter of 2016

Financial Results Highlights:

First Quarter 2016 Compared with First Quarter 2015:

•	Net income of $1,068 million, up 7%; adjusted net income[1] of $1,178 million, up 13%

•	EPS[2] of $1.58, up 8%; adjusted EPS[1,2] of $1.75, up 14%

•	ROE of 10.9%, compared with 11.8%; adjusted ROE[1] of 12.1%, compared with 12.3%

•	Provisions for credit losses of $183 million, compared with $163 million

•	Basel III Common Equity Tier 1 Ratio of 10.1%

Toronto, February 23, 2016 – For the first quarter ended January 31, 2016, BMO Financial Group reported net income of $1,068 million or $1.58 per share on a reported basis and net income of $1,178 million or $1.75 per share on an adjusted basis.

“BMO continued to deliver good operating results this quarter with $1.2 billion in adjusted net income and adjusted earnings per share of $1.75, up 14% from last year. Good revenue growth and disciplined expense management led to positive net operating leverage for the third consecutive quarter,” said Bill Downe, Chief Executive Officer, BMO Financial Group.

“These results underline the benefits of our business mix, which is well diversified by geography and customer segment. Our combined Personal and Commercial banking business grew by 12% from last year, driven by strong adjusted results in U.S. Personal and Commercial Banking which was up 29% and Canadian banking which was up 5%. BMO Capital Markets performed well this quarter, with earnings up 18% year over year, while results in BMO Wealth Management reflect market conditions.

“We have a strong capital position and a clear and consistent set of priorities that recognize the potential for technology to transform the business of banking. Our results this quarter reinforce our confidence that successfully executing on our strategy will enable us to meet customers’ changing expectations and continue to perform well in an unsettled environment,” concluded Mr. Downe.

Concurrent with the release of results, BMO announced a second quarter 2016 dividend of $0.84 per common share, unchanged from the preceding quarter and up $0.04 per share or 5% from a year ago, equivalent to an annual dividend of $3.36 per common share.

Our complete First Quarter 2016 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended January 31, 2016, is available online at www.bmo.com/investorrelations and at www.sedar.com.

(1)	Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.
(2)	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

Total Bank Overview

Net income was $1,068 million for the first quarter of 2016, up $68 million or 7% from the prior year.

Adjusted net income was $1,178 million, up $137 million or 13% from the prior year, reflecting strong results in U.S. P&C, which benefited from the acquired BMO Transportation Finance business (BMO TF) and higher results in Canadian P&C and BMO Capital Markets. Traditional Wealth net income was consistent with the prior year as business growth was offset by the impact of weaker equity markets. Insurance income reflects the combined negative impact of interest rates and equity markets in both periods. Reported EPS was up 8% and adjusted EPS was up 14% year over year. Return on equity was 10.9% and adjusted return on equity was 12.1%. Book value per share increased 13% from the prior year to $59.61 per share. The Basel III Common Equity Tier 1 Ratio was strong at 10.1%.

Operating Segment Overview

Canadian P&C

Net income was $529 million up $26 million or 5% from a year ago. Revenue was up $97 million or 6% from the prior year due to higher balances across most products, increased non-interest revenue and higher net interest margin. Expenses increased $37 million or 4% driven by higher employee-related costs. Operating leverage was positive 1.5%. Year-over-year loan growth was 5% and deposit growth was 6%.

In our personal banking business, year-over-year loan and deposit growth was 3% and 5%, respectively. During the quarter, we began deploying upgraded automated banking machines (ABMs) to provide customers with enhanced options including intelligent touch screens and envelope-free deposits. We expect to roll out 2,200 upgraded ABMs by the end of fiscal 2016.

In our commercial banking business, loans and deposits grew 9% and 8% year over year, respectively. We are focused on increasing capacity for our sales force and developing new products and services that meet our customers’ needs. This quarter, BMO expanded our partnership with FreshBooks offering a simple cloud accounting solution designed exclusively for microbusiness customers.

U.S. P&C

Net income of $251 million increased $59 million or 31% from a year ago and adjusted net income of $264 million increased $59 million or 29%. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income of $182 million increased $21 million or 13% from a year ago and adjusted net income of $191 million increased $19 million or 11%, including the acquisition of BMO TF.

Revenue of $828 million increased $106 million or 15%, reflecting the benefit of BMO TF, higher deposit volumes and spreads and organic loan growth, partially offset by loan spread compression. Adjusted non-interest expense of $518 million increased $61 million or 13%, largely due to the acquisition of BMO TF.

Year-over-year loan growth was $5.9 billion or 10%, with commercial loan growth (excluding BMO TF) of $3.1 billion or 9%.

On December 1, 2015, we completed the acquisition of General Electric Capital Corporation’s Transportation Finance business and rebranded it as BMO Transportation Finance. BMO TF enhances BMO’s commercial banking franchise with the addition of the largest provider of financing for the truck and trailer segment in North America.

During the quarter, we launched a new suite of consumer and small business MasterCard® products for BMO Harris Bank customers, that is highly competitive and responsive to our customers’ needs.

BMO Wealth Management

Net income was $148 million compared to $159 million a year ago. Adjusted net income was $176 million compared to $186 million a year ago. Adjusted net income in traditional wealth was $154 million, relatively unchanged from the prior year largely as a result of business growth being offset by the impact of weaker equity markets. Adjusted net income in insurance was $22 million compared to $31 million a year ago, due to the combined negative impact of interest rates and equity markets in both periods, which reduced adjusted net income by $33 million in the current quarter.

Assets under management and administration grew by $12 billion or 1% from a year ago to $864 billion, driven by favourable foreign exchange movements, partially offset by market declines.

In January, BMO Wealth Management introduced BMO SmartFolioTM, an easy and affordable digital portfolio management service that aligns to individual investment objectives and provides clients with online access when and where they need it. With the introduction of SmartFolioTM, BMO now has one of the most comprehensive suites of investing services in the industry.

In November 2015, at the 21st annual Morningstar Awards, BMO InvestorLine was named for the third year in a row the Best Online Brokerage based on its exceptional customer service, online tools and resources, range of investment products and website functionality.

BMO Financial Group First Quarter Earnings Release 2016 1

BMO Capital Markets

Net income of $260 million increased $40 million or 18% from a year ago. Revenue increased $100 million or 11%. Excluding the impact of the stronger U.S. dollar, revenue increased $55 million or 6% due to better performance in Investment and Corporate Banking from higher corporate banking related revenue and higher investment banking advisory fees, partially offset by lower debt and equity underwriting. Despite market conditions, revenues from Trading Products declined only slightly as a result of prudent management and decreased flow in certain client businesses. Excluding the impact of the stronger U.S. dollar, non-interest expenses were largely unchanged from the prior year.

Corporate Services

Corporate Services reported net loss for the quarter was $120 million compared with a reported net loss of $74 million a year ago. The adjusted net loss for the quarter was $52 million, compared with an adjusted net loss of $74 million a year ago.

Adjusted results in these Total Bank Overview and Operating Segment Overview sections are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Capital

BMO’s Basel III Common Equity Tier 1 (CET1) Ratio was 10.1% at January 31, 2016. The CET1 Ratio decreased by approximately 60 basis points from 10.7% at the end of the fourth quarter due to the acquisition of BMO TF. Return on equity was negatively impacted by increased shareholders’ equity resulting in part from foreign currency gains on our foreign operations.

Provision for Credit Losses

The total provision for credit losses (PCL) was $183 million, an increase of $20 million from the prior year primarily due to higher provisions in Canadian and U.S. P&C partially offset by higher loan recoveries in Corporate Services.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

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Non-GAAP Measures

Results and measures in this MD&A are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the table below. Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q1-2016	Q4-2015	Q1-2015

Reported Results
Revenue	5,075	4,982	5,055
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(366)	(265)	(747)
Revenue, net of CCPB	4,709	4,717	4,308
Provision for credit losses	(183)	(128)	(163)
Non-interest expense	(3,270)	(3,093)	(3,006)
Income before income taxes	1,256	1,496	1,139
Provision for income taxes	(188)	(282)	(139)
Net Income	1,068	1,214	1,000
EPS ($)	1.58	1.83	1.46

Adjusting Items (Pre-tax)
Amortization of acquisition-related intangible assets (1)	(43)	(43)	(40)
Acquisition integration costs (2)	(22)	(20)	(13)
Cumulative accounting adjustment (3)	(85)	-	-
Adjusting items included in reported pre-tax income	(150)	(63)	(53)

Adjusting Items (After tax)
Amortization of acquisition-related intangible assets (1)	(33)	(33)	(31)
Acquisition integration costs (2)	(15)	(17)	(10)
Cumulative accounting adjustment (3)	(62)	-	-
Adjusting items included in reported net income after tax	(110)	(50)	(41)
Impact on EPS ($)	(0.17)	(0.07)	(0.07)

Adjusted Results
Revenue	5,159	4,984	5,055
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(366)	(265)	(747)
Revenue, net of CCPB	4,793	4,719	4,308
Provision for credit losses	(183)	(128)	(163)
Non-interest expense	(3,204)	(3,032)	(2,953)
Income before income taxes	1,406	1,559	1,192
Provision for income taxes	(228)	(295)	(151)
Net income	1,178	1,264	1,041
EPS ($)	1.75	1.90	1.53

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

(1)   These expenses were charged to the non-interest expense of the operating groups. Before and after-tax amounts for each operating group are provided on pages 15, 16, 17, 19 and 21 of our First Quarter 2016 Report to Shareholders.

(2)   Acquisition integration costs related to F&C are charged to Wealth Management. Acquisition integrated costs related to BMO TF are charged to Corporate Services, since the acquisition impacts both Canadian and U.S. P&C businesses. Acquisition costs are primarily recorded in non-interest expense.

(3)   Cumulative accounting adjustment recognized in other non-interest revenue related to foreign currency translation, largely impacting prior periods.

BMO Financial Group First Quarter Earnings Release 2016 3

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2016 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, tax or economic policy; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the Enterprise-Wide Risk Management section on pages 86 to 117 of BMO’s 2015 Annual MD&A, which outlines certain key factors and risks that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Review and Outlook section of our First Quarter 2016 Report to Shareholders.

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INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2015 Annual Report, this quarterly news release, presentation materials and supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, February 23, 2016, at 2:00 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, May 24, 2016, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 5740558.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Valerie Doucet, Montreal, valerie.doucet@bmo.com, 514-877-8224

Investor Relations Contacts

Lisa Hofstatter, Managing Director, Investor Relations, lisa.hofstatter@bmo.com, 416-867-7019

Christine Viau, Director, Investor Relations, christine.viau@bmo.com, 416-867-6956

Corporate Secretary

Barbara Muir, Corporate Secretary, corp.secretary@bmo.com, 416-867-6423

  Shareholder Dividend Reinvestment and Share Purchase

  Plan (the Plan)

  Average market price as defined under the Plan

  November 2015: $76.68

  December 2015: $78.75

  January 2016: $72.57

  For dividend information, change in shareholder address

  or to advise of duplicate mailings, please contact

  Computershare Trust Company of Canada

  100 University Avenue, 9th Floor

  Toronto, Ontario M5J 2Y1

  Telephone: 1-800-340-5021 (Canada and the United States)

  Telephone: (514) 982-7800 (international)

  Fax: 1-888-453-0330 (Canada and the United States)

  Fax: (416) 263-9394 (international)

  E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this report, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results online, please visit our website at www.bmo.com. To review regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2015 annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2015 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

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Annual Meeting 2016
The next Annual Meeting of Shareholders will be held on
Tuesday, April 5, 2016, in Toronto, Ontario.

BMO Financial Group First Quarter Earnings Release 2016 5